United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 144

Notice of Proposed Sale of Securities
Pursuant to Rule 144 Under the Securities Act of 1933
(Amendment No. n/a )*

1(a) NAME OF ISSUER
Prestige Brands Holdings, Inc.

(b) IRS IDENT. NO.
20-1297589

(c) S.E.C. FILE NO.
001-32433

1(d) ADDRESS OF ISSUER
STREET
90 N. Broadway
CITY
Irvington
STATE
NY
ZIP CODE
10533

(e) TELEPHONE NO.
914-524-6810

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD.
BOYKO JEAN A

(b) RELATIONSHIP TO ISSUER
Officer

(c) ADDRESS
90 North Broadway Irvington,  NY  10533

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.
3(a)
Title of the Class of Securities To Be Sold

(b)
Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities

SEC USE ONLY
Broker-Dealer File Number

(c)
Number of Shares or Other Units To Be Sold (See instr. 3(c))

(d)
Aggregate Market Value (See instr. 3(d))

(e)
Number of Shares or Other Units Outstanding (See instr. 3(e))

(f)
Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)

(g)
Name of Each Securities Exchange (See instr. 3(g))

Common Stock	Charles Schwab 1958 Summit Park Place Suite 1500 Orlando, Florida 32810	2,000	$22,480	50,002,705	06/11/2008	NYSE

TABLE I - SECURITIES TO BE SOLD

Title of Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	12/10/2007	Open Market Purchase		2,000	12/10/2007	Cash

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
n/a	n/a	n/a	n/a	n/a

Explanation of Responses:

  REMARKS:

  INSTRUCTIONS:

  See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all personswhose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

  ATTENTION

  The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

  June  11,  2008
  DATE OF NOTICE

  /s/ Jean A. Boyko
  SIGNATURE

  The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. All copies not manually signed shall bear typed or printed signatures.

  ATTENTION: Intentional misstatements or ommision of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)